

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits L.P. III
101 Arch Street
Boston, Massachusetts 02110-1106

      Re: Boston Financial Qualified Housing Tax Credits L.P. III
               Form 10-K for the year ended 3/31/2010
               Filed on 6/29/2010
               File No. 000-18462

Dear Mr. Kenneth J. Cutillo:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief